Mission Statement

Our goal at Underground is to provide our chefs with a consistent product they can incorporate into their menus. Our small scale model allows us to be directly in touch with our clients and incorporate their desires into our business. We hope to earn your trust and become a reliable farm that adds mouthwatering ingredients your customers will seek out.





WHY UNDERGROUND?



Growing mushrooms in New England poses many challenges. We grow our mushrooms underground to keep the growing environment stable year round. Although mushrooms that grow underground are technically truffles, we trust you can follow our train of thought.

Our prices and menu are subject to change based on availability.

UNDERGROUND MUSHROOM CO.
7 BROOK ST. MANCHESTER BY-THE-SEA

(978) 590-8896
UNDERGROUNDMUSHCO@GMAIL.COM

UNDERGROUND MUSHROOM CO.



We are producers of the finest edible gourmet fungi around. Grown on coffee and hardwood substrates, our meticulous growing process reaps the highest quality mushrooms. We harvest at peak freshness to bring you the finest product we can.



Grey Dove Oyster (Pleurotus oestreatus).   Price: 1 lb.-$14 / 3 lb.-$34

Prolific and reliable, setting the standard to which every Oyster strain we produce is compared. Steel blue pins slowly change into silvery grey as the cap matures, so if you want blue colored Oysters, harvest them early. The shape is classic Oyster; graceful stem with a shell-shaped cap, sturdy, and a good shipper.



Italian Oyster (Pleurotus pulmonarius)   Price: 1 lb.-$14 / 3 lb.-$34

A mild flavored mushroom featuring gorgeous, robust clusters. Mature mushrooms have a delicate brown colored cap with beautifully contrasting thick white stem. Ideal for customers who prefer a larger, sturdy Oyster mushroom.



Pohu Oyster (Pleutorus Oestreatus).   Price: 1 lb.-$14 / 3 lb.-$34

This spectacular strain is fast and flat out the most productive Oyster we've grown. A wide range in fruiting temperatures and its aggressiveness make it a great choice for year round production. Clusters should be picked early and handled carefully, or quality may suffer. Densely clustered fragile caps require gentle handling.



Lion's Mane (Hericium erinaceus).   Price: 1 lb.-$14 / 3 lb.-$34

Softball size clusters with cascading long spines make this *Hericium* one of the most breath-taking mushrooms. Lion's Mane has received attention in recent years for its neurotrophic capabilities by potentially keeping our brains strong.

